UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                     PLATINUM UNDERWRITERS HOLDINGS, LTD.
                     ------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.01 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  G7127P100
                               ----------------
                                (CUSIP Number)


                              September 22, 2005
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box  to  designate  the  rule  pursuant  to  which this
Schedule is filed:

                            [ ] Rule 13d-1(b)

                            [X] Rule 13d-1(c)

                            [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: G7127P100                                          Page 2 of 9 Pages

................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         SOCIETE GENERALE
................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [  ]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         France
................................................................................
Number of Shares      5.       Sole Voting Power          0
Shares                .........................................................
Beneficially          6.       Shared Voting Power        2,659,600
Owned by Each         .........................................................
Reporting             7.       Sole Dispositive Power     0
Person With           .........................................................
                      8.       Shared Dispositive Power   2,659,600
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,659,600
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.4%
................................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: G7127P100                                          Page 3 of 9 Pages

................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         SG AMERICAS SECURITIES, LLC
................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [  ]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of Shares      5.       Sole Voting Power          0
Shares                .........................................................
Beneficially          6.       Shared Voting Power        2,659,600
Owned by Each         .........................................................
Reporting             7.       Sole Dispositive Power     0
Person With           .........................................................
                      8.       Shared Dispositive Power   2,659,600
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,659,600
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.4%
................................................................................
12.      Type of Reporting Person:

         OO; BD

                                                              Page 4 of 9 Pages

Item 1(a).   Name of Issuer:

             Platinum Underwriters Holdings, Ltd. (the "Issuer)

Item 1(b).   Address of Issuer's Principal Executive Offices:

             The Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda

Item 2(a).   Name of Person Filing

             This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)  Societe Generale ("SocGen"); and

             ii) SG Americas Securities, LLC ("SGAS").

             This Statement relates to Shares (as defined herein) held for the account of Amber Fund Limited, previously known as Lyxor/Amber Fund Limited, a company with limited liability under Jersey, Channel Islands law ("Amber Fund"). The manager of Amber Fund is SG Hambros Fund Managers (Jersey) Limited ("SG Hambros"), a wholly-owned subsidiary of SocGen. SG Hambros has delegated management of Amber Fund to a sub-manager, Lyxor Asset Management, who, in turn, has further delegated the day-to-day management of Amber Fund to SGAS. SGAS is a Delaware limited liability company and a wholly-owned subsidiary of SocGen. SGAS is also a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. In such capacities, SGAS and SocGen may be deemed to have voting and investment power over the Shares held for the account of Amber Fund.

Item 2(b).   Address of Principal Business Office or, if None, Residence

             The address of the principal business office of SocGen is 29, Boulevard Haussmann, 75009, Paris, France. The address of SGAS is 1221, Avenue of the Americas, New York 10020.

Item 2(c).   Citizenship

             i)   SocGen is a French corporation; and

             ii)  SGAS is a Delaware limited liability company.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).   CUSIP Number:

             G7127P100

                                                             Page 5 of 9 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of
                    the Exchange Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership:

Item 4(a)    Amount Beneficially Owned:

             As of September 30, 2005, each of SocGen and SGAS may be deemed to beneficially own the 2,659,600 Shares held for the account of Amber Fund.

Item 4(b)    Percent of Class:

             The number of Shares of which SocGen and SGAS may be deemed to be the beneficial owner constitutes approximately 5.4% of the total number of Shares outstanding (based upon information provided by the Issuer, there were 49,604,759 Shares outstanding following completion of the issuer's offering of
common  stock  as disclosed in  its   prospectus   dated   September  22,  2005
(File  No. 333-113823)).

Item 4(c)    Number of Shares of which such person has:

SocGen and SGAS:
----------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          2,659,600

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             2,659,600


Item 5.      Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

                                                             Page 6 of 9 Pages

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             This Item 7 is not applicable.

Item 8.      Identification and Classification of Members of the Group:

             This Item 8 is not applicable.

Item 9.      Notice of Dissolution of Group:

             This Item 9 is not applicable.

Item 10.     Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 9 Pages

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2005           SOCIETE GENERALE


                                   By: /s/ Francois Barthelemy
                                       ---------------------------
                                   Name:    Francois Barthelemy
                                   Title:   Managing Director

Date: September 30, 2005           SG AMERICAS SECURITIES, LLC

                                   By: Societe Generale
                                       Its Sole Member

                                   By: /s/ Francois Barthelemy
                                       ---------------------------
                                   Name:    Francois Barthelemy
                                   Title:   Managing Director

                                                             Page 8 of 9 Pages

                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A.  Joint Filing Agreement, dated September 30, 2005 by and
    among Societe Generale and SG Americas Securities LLC..........            9

                                                             Page 9 of 9 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Platinum Underwriters Holdings, Ltd. dated as of September 30, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: September 30, 2005           SOCIETE GENERALE


                                   By: /s/ Francois Barthelemy
                                       --------------------------------
                                   Name:    Francois Barthelemy
                                   Title:   Managing Director

Date: September 30, 2005           SG AMERICAS SECURITIES, LLC

                                   By: Societe Generale
                                       Its Sole Member

                                   By: /s/ Francois Barthelemy
                                       --------------------------------
                                   Name:    Francois Barthelemy
                                   Title:   Managing Director